TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended March 31
Unaudited	2012	2011

Revenues (Note 4)	656	818
Fuel and purchased power (Note 5)	187	210
Gross margin	469	608
Operations, maintenance, and administration (Note 5)	127	128
Depreciation and amortization	129	114
Inventory writedown (Note 11)	34	-
Taxes, other than income taxes	7	7
Operating income	172	359
Finance lease income	2	2
Gain on sale of facilities (Note 3)	3	-
Foreign exchange gain (loss)	(6)	1
Net interest expense (Notes 7 and 10)	(60)	(49)
Earnings before income taxes	111	313
Income tax expense (Note 8)	2	92
Net earnings	109	221

Net earnings attributable to:
TransAlta shareholders	96	208
Non-controlling interests	13	13
	109	221

Net earnings attributable to TransAlta shareholders	96	208
Preferred share dividends (Note 20)	7	4
Net earnings attributable to common shareholders	89	204
Weighted average number of common shares outstanding in the period (millions)	225	221

Net earnings per share attributable to common shareholders, basic and diluted	0.40	0.92

See accompanying notes.

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2012	2011

Net earnings	109	221
Other comprehensive income (loss)
Losses on translating net assets of foreign operations	(32)	(49)
Gains on financial instruments designated as hedges of foreign operations, net of tax(1)	21	33
Losses on derivatives designated as cash flow hedges, net of tax(2)	(9)	(58)
Reclassification of losses on derivatives designated as cash flow hedges to non-financial assets, net of tax(3)	1	-
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(4)	(9)	(132)
Net actuarial gains (losses) on defined benefit plans, net of tax(5)	(10)	1
Other comprehensive loss	(38)	(205)
Comprehensive income	71	16

Total comprehensive income (loss) attributable to:
Common shareholders	65	(1)
Non-controlling interests	6	17
	71	16

(1) Net of income tax expense of 3 for the three months ended March 31, 2012 (2011 - 4 expense).
(2) Net of income tax expense of 1 for the three months ended March 31, 2012 (2011 - 13 recovery).
(3) Net of income taxes of nil for the three months ended March 31, 2012 (2011 - nil).
(4) Net of income tax expense of 17 for the three months ended March 31, 2012 (2011 - 77 expense).
(5) Net of income tax recovery of 3 for the three months ended March 31, 2012 (2011 - 1 expense).

See accompanying notes.

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

Unaudited	March 31, 2012	Dec. 31, 2011
Cash and cash equivalents	31	49
Accounts receivable	436	541
Current portion of finance lease receivable	3	3
Collateral paid (Note 10)	51	45
Prepaid expenses	20	8
Risk management assets (Notes 9 and 10)	363	391
Inventory (Note 11)	86	85
Income taxes receivable (Note 12)	16	2
	1,006	1,124
Investments (Note 6)	187	193
Long-term receivable (Note 13)	18	18
Finance lease receivable	41	42
Property, plant, and equipment (Note 14)
Cost	11,451	11,386
Accumulated depreciation	(4,194)	(4,115)
	7,257	7,271

Goodwill	447	447
Intangible assets	275	276
Deferred income tax assets	182	176
Risk management assets (Notes 9 and 10)	121	99
Other assets (Note 15)	89	90
Total assets	9,623	9,736

Short-term debt	3	-
Accounts payable and accrued liabilities	362	463
Decommissioning and other provisions (Note 16)	111	99
Collateral received (Note 10)	16	16
Risk management liabilities (Notes 9 and 10)	192	208
Income taxes payable	19	22
Dividends payable (Notes 19 and 20)	66	67
Current portion of long-term debt (Notes 10 and 17)	310	316
	1,079	1,191
Long-term debt (Notes 10 and 17)	3,714	3,721
Decommissioning and other provisions (Note 16)	277	283
Deferred income tax liabilities	489	491
Risk management liabilities (Notes 9 and 10)	153	142
Deferred credits and other long-term liabilities (Note 18)	284	281
Equity
Common shares (Note 19)	2,293	2,273
Preferred shares (Note 20)	562	562
Contributed surplus	9	9
Retained earnings	551	527
Accumulated other comprehensive loss (Note 21)	(133)	(102)
Equity attributable to shareholders	3,282	3,269
Non-controlling interests	345	358
Total equity	3,627	3,627
Total liabilities and equity	9,623	9,736

Contingencies (Note 22)
Subsequent events (Note 26)

See accompanying notes.

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

3 months ended March 31, 2012
Unaudited	Common shares	Preferred shares	Contributed surplus	Retained earnings	Accumulated other comprehensive loss(1)	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2011	2,273	562	9	527	(102)	3,269	358	3,627
Net earnings	-	-	-	96	-	96	13	109
Other comprehensive income (loss):
Losses on translating net assets of foreign operations, net of hedges and of tax	-	-	-	-	(11)	(11)	-	(11)
Net losses on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(10)	(10)	(7)	(17)
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(10)	(10)	-	(10)
Total comprehensive income (loss)						65	6	71
Common share dividends	-	-	-	(65)	-	(65)	-	(65)
Preferred share dividends	-	-	-	(7)	-	(7)	-	(7)
Distributions to non-controlling interests	-	-	-	-	-	-	(19)	(19)
Common shares issued	20	-	-	-	-	20	-	20
Balance, March 31, 2012	2,293	562	9	551	(133)	3,282	345	3,627

3 months ended March. 31, 2011
Unaudited	Common shares	Preferred shares	Contributed surplus	Retained earnings	Accumulated other comprehensive loss(1)	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2010	2,204	293	7	431	185	3,120	431	3,551
Net earnings	-	-	-	208	-	208	13	221
Other comprehensive income (loss):
Losses on translating net assets of foreign operations, net of hedges and of tax	-	-	-	-	(16)	(16)	-	(16)
Net gains (losses) on derivatives designated as cash flow hedges, net of tax	-	-	-	-	(194)	(194)	4	(190)
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	1	1	-	1
Total comprehensive income (loss)						(1)	17	16
Preferred share dividends	-	-	-	(4)	-	(4)	-	(4)
Distributions to non-controlling interests	-	-	-	-	-	-	(17)	(17)
Common shares issued	18	-	-	-	-	18	-	18
Effect of share-based payment plans	-	-	1	-	-	1	-	1
Balance, March 31, 2011	2,222	293	8	635	(24)	3,134	431	3,565

(1) Refer to Note 21 for details on components of, and changes in, Accumulated other comprehensive loss.

See accompanying notes.

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended March 31
Unaudited	2012	2011

Operating activities
Net earnings	109	221
Depreciation and amortization (Note 24)	140	127
Gain on sale of facilities (Note 3)	(3)	-
Accretion of provisions (Note 16)	4	5
Decommissioning and restoration costs settled (Note 16)	(6)	(6)
Deferred income tax expense (Note 8)	3	89
Unrealized gain from risk management activities (Note 10)	(69)	(202)
Unrealized foreign exchange loss	9	-
Other non-cash items	2	(8)
Cash flow from operations before changes in working capital	189	226
Change in non-cash operating working capital balances (Note 25)	(6)	(58)
Cash flow from operating activities	183	168

Investing activities
Additions to property, plant, and equipment (Note 14)	(137)	(87)
Additions to intangibles	(6)	(5)
Proceeds on sale of property, plant, and equipment	-	1
Proceeds on sale of facilities	3	-
Resolution of outstanding tax matters	-	2
Realized gains (losses) on financial instruments	(2)	2
Net decrease in collateral received from counterparties	-	(16)
Net increase in collateral paid to counterparties	(6)	(9)
Other	(5)	-
Change in non-cash working capital	(12)	(21)
Cash flow used in investing activities	(165)	(133)

Financing activities
Net increase in borrowings under credit facilities (Note 17)	40	40
Repayment of long-term debt (Note 17)	(2)	(2)
Dividends paid on common shares (Note 19)	(45)	(47)
Dividends paid on preferred shares (Note 20)	(8)	(4)
Net proceeds on issuance of common shares (Note 19)	-	1
Distributions paid to subsidiaries' non-controlling interests	(19)	(17)
Decrease in finance lease receivable	1	1
Other	(3)	(1)
Cash flow used in financing activities	(36)	(29)
Cash flow from operating, investing, and financing activities	(18)	6
Effective change in value of foreign cash	-	(1)
Increase (decrease) in cash and cash equivalents	(18)	5
Cash and cash equivalents, beginning of period	49	35
Cash and cash equivalents, end of period	31	40
Cash income taxes paid (recovered)	15	(6)
Cash interest paid	46	33

See accompanying notes.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.  ACCOUNTING POLICIES

A.  Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or “the Corporation”) most recent annual consolidated financial statements.  These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, these should be read in conjunction with the Corporation’s most recent annual consolidated financial statements.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.  Control exists where the Corporation has the power to govern the financial and operating policies of the subsidiary so as to obtain benefits from its activities, generally indicated by ownership of, directly or indirectly, more than one-half of the voting rights.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results.  TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on
April 25, 2012.

B.  Use of Estimates

The preparation of these condensed consolidated financial statements in accordance with IFRS requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period.  These estimates are subject to uncertainty.  Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.  Refer to Note 2(Y) of the 2011 annual consolidated financial statements for a more detailed discussion of the critical accounting judgments and key sources of estimation uncertainty.

2.  ACCOUNTING CHANGES

Prior Accounting Changes

On Jan. 1, 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises.  For information on the impact of the transition to IFRS refer to Note 3 of the Corporation’s most recent annual consolidated financial statements.

Future Accounting Changes

New or amended accounting standards that have been issued by the International Accounting Standards Board but are not yet effective, and have not been applied by the Corporation, are as outlined in Note 2(Z) of the 2011 annual consolidated financial statements.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.  These reclassifications did not impact previously reported net earnings.

3.  DISPOSALS

During the three months ended March 31, 2012, the Corporation realized an pre-tax gain of $3 million related to the 2011 sale of its biomass facility.  The gain resulted from the release of the remaining consideration related to the achievement of the Environmental Attribute Conditions by the purchaser.

4.  REVENUES

Several of the Corporation’s Power Purchase Agreements and other long-term contracts meet the criteria of operating leases.  Total rental income, including contingent rent, related to these contracts, and reported in “Revenues” in the Condensed Consolidated Statements of Earnings for the three months ended March 31, 2012, was $42 million (March 31, 2011 - $49 million).

5.  EXPENSES BY NATURE

Expenses classified by nature are as follows:

	3 months ended March 31, 2012		3 months ended March 31, 2011
	Fuel and purchased power	Operations, maintenance, and administration	Fuel and purchased power	Operations, maintenance, and administration
Fuel	139	-	152	-
Purchased power	37	-	48	-
Salaries and benefits	1	65	1	70
Depreciation	10	-	9	-
Other operating expenses	-	62	-	58
Total	187	127	210	128

6.  INVESTMENTS

The Corporation’s investments in jointly controlled entities accounted for using the equity method consists of its investments in
CE Gen and Wailuku.

Summarized information on the results of operations and financial position relating to the Corporation's pro-rata interests in these investments is as follows:
	3 months ended March 31
	2012	2011
Results of operations
Revenues	26	28
Expenses	(26)	(28)
Proportionate share of net income	-	-

As at	March 31, 2012	Dec. 31, 2011
Financial position
Current assets	49	42
Long-term assets	413	423
Current liabilities	(37)	(29)
Long-term liabilities	(224)	(229)
Non-controlling interests	(14)	(14)
Proportionate share of net assets	187	193

7.  NET INTEREST EXPENSE

The components of net interest expense are as follows:
	3 months ended March 31
	2012	2011
Interest on debt	56	55
Capitalized interest (Note 14)	-	(11)
Interest expense	56	44
Accretion of provisions (Note 16)	4	5
Net interest expense	60	49

The Corporation capitalizes interest during the construction phase of growth capital projects.  There was a nominal amount capitalized in 2012 related to New Richmond.  Capitalized interest in 2011 relates primarily to Keephills Unit 3.

8.  INCOME TAXES

The components of income tax expense are as follows:
	3 months ended March 31
	2012	2011
Current tax expense	13	3
Benefit arising from the resolution of outstanding tax matters	(24)	-
Deferred tax expense related to the origination and reversal of temporary differences	13	89
Income tax expense	2	92

Presented in the Condensed Consolidated Statements of Earnings as follows:

	3 months ended March 31
	2012	2011
Current tax expense (recovery)	(1)	3
Deferred tax expense	3	89
Income tax expense	2	92

9.  FINANCIAL INSTRUMENTS

A.  Financial Assets and Liabilities – Classification and Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B.  Fair Value of Financial Instruments

The methods used by the Corporation to determine fair values, and descriptions of the fair value hierarchy, are more fully discussed in Note 13(B) of the most recent annual consolidated financial statements.

Energy Trading

Energy trading includes risk management assets and liabilities that are used in the Energy Trading and Generation segments in relation to trading activities and certain contracting activities.

The following table summarizes the key factors impacting the fair value of energy trading risk management assets and liabilities by classification level during the three months ended March 31, 2012:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2011	-	(90)	(14)	-	287	7	-	197	(7)
Changes attributable to:
Market price changes on existing contracts	-	16	3	-	37	11	-	53	14
New contracts	-	-	-	-	4	-	-	4	-
Contracts settled	-	7	4	-	(67)	(5)	-	(60)	(1)
Discontinued hedge accounting on certain contracts	-	(26)	-	-	26	-	-	-	-
Net risk management assets (liabilities) at March 31, 2012	-	(93)	(7)	-	287	13	-	194	6
Additional Level III gain (loss) information:
Change in fair value included in OCI			7			-			7
Realized gain (loss) included in earnings before income taxes			(4)			5			1
Unrealized gain included in earnings before income taxes relating to net assets held at March 31, 2012						11			11

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of the Energy Trading and Generation business segments.

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III energy trading fair values are determined at March 31, 2012 is estimated to be +/- $32 million (Dec. 31, 2011 - +/- $33 million).

Other Risk Management Assets and Liabilities

Other risk management assets and liabilities include risk management assets and liabilities that are used in hedging non-energy trading transactions, such as debt, and the net investment in foreign operations.

The following table summarizes the key factors impacting the fair value of other risk management assets and liabilities by classification level during the three months ended March 31, 2012:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management liabilities at Dec. 31, 2011	-	(50)	-	-	-	-	-	(50)	-
Changes attributable to:
Market price changes on existing contracts	-	(12)	-	-	-	-	-	(12)	-
New contracts	-	-	-	-	(2)	-	-	(2)	-
Contracts settled	-	3	-	-	-	-	-	3	-
Net risk management liabilities at March 31, 2012	-	(59)	-	-	(2)	-	-	(61)	-

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying value
As at March 31, 2012	Level I	Level II	Level III	Total
Long-term debt - March 31, 2012(1)	-	4,270	-	4,270	4,024
Long-term debt - Dec. 31, 2011(1)	-	4,324	-	4,324	4,037

(1) Includes current portion.

The book value of other financial assets and liabilities (cash and cash equivalents, accounts receivable, collateral paid, long-term receivable, short-term debt, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

C.  Inception Gains and Losses

An inception gain or loss arises due to differences between the fair value of a financial instrument at initial recognition (the transaction price) and the amount calculated through a valuation model.  The unrealized gain or loss related to Level III financial instruments is deferred in risk management assets or liabilities, and is recognized in net earnings over the term of the related contract.  At March 31, 2012, the unamortized gain is $4 million (Dec. 31, 2011 - $4 million gain).

10.  RISK MANAGEMENT ACTIVITIES

A.  Risk Management Assets and Liabilities

Aggregate risk management assets and liabilities are as follows:

As at	March 31, 2012					Dec. 31, 2011
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total	Total
Risk management assets
Energy trading
Current	-	3	-	357	360	390
Long-term	-	-	-	96	96	73
Total energy trading risk management assets	-	3	-	453	456	463

Other
Current	3	-	-	-	3	1
Long-term	-	1	24	-	25	26
Total other risk management assets	3	1	24	-	28	27

Risk management liabilities
Energy trading
Current	-	16	-	134	150	167
Long-term	-	87	-	19	106	106
Total energy trading risk management liabilities	-	103	-	153	256	273

Other
Current	4	36	-	2	42	41
Long-term	-	47	-	-	47	36
Total other risk management liabilities	4	83	-	2	89	77

Net energy trading risk management assets (liabilities)	-	(100)	-	300	200	190
Net other risk management assets (liabilities)	(1)	(82)	24	(2)	(61)	(50)
Net total risk management assets (liabilities)	(1)	(182)	24	298	139	140

Additional information on derivative instruments has been presented on a net basis below.

I.  Hedges

a.  Net Investment Hedges

The Corporation hedges its net investment in foreign operations with U.S. denominated borrowings, cross-currency interest rate swaps, and foreign currency forward contracts, as follows:

U.S. dollar denominated long-term debt with a face value of U.S.$820 million (Dec. 31, 2011 - U.S.$820 million)  and borrowings under a U.S. dollar denominated credit facility with a face value of U.S.$300 million (Dec. 31, 2011 - U.S.$300 million) have been designated as a part of the hedge of TransAlta’s net investment in foreign operations.

As at	March 31, 2012			Dec. 31, 2011
Notional amount sold	Notional amount purchased	Fair value asset (liability)	Maturity	Notional amount sold	Notional amount purchased	Fair value liability	Maturity
Foreign Currency Forward Contracts
AUD190	CAD191	(4)	2012	AUD185	CAD184	(4)	2012
USD165	CAD167	3	2012	USD135	CAD138	-	2012

 b.  Cash Flow Hedges

i.  Energy Trading Risk Management

The Corporation’s outstanding Energy Trading derivative instruments designated as hedging instruments at March 31, 2012, are as follows:

As at	March 31, 2012		Dec. 31, 2011
Type (Thousands)	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Electricity (MWh)	4,456	3	7,817	4
Natural gas (GJ)	1,451	38,921	2,032	39,022
Oil (gallons)	-	-	-	6,300

During the three months ended March 31, 2012, unrealized pre-tax gains of $75 million (March 31, 2011 - $204 million gain) related to certain power hedging relationships that were previously de-designated and deemed ineffective for accounting purposes were released from Accumulated Other Comprehensive Income (Loss) (“AOCI”) and recognized in earnings.  These unrealized gains were calculated using current forward prices which will change between now and the time the underlying hedged transactions are expected to occur.  Had these hedges not been deemed ineffective for accounting purposes, the revenues associated with these contracts would have been recorded in net earnings in the period in which they settle, the majority of which will occur during 2012.  As these gains have already been recognized in earnings in the current period, future reported earnings will be lower, however, the expected cash flows from these contracts will not change.

During the three months ended March 31, 2012, the Corporation discontinued hedge accounting for certain cash flow hedges that no longer met the criteria for hedge accounting.  As at March 31, 2012, cumulative gains of $20 million will continue to be deferred in AOCI and will be reclassified to net earnings as the forecasted transactions occur.

ii.  Foreign Currency Rate Risk Management

The Corporation uses foreign exchange forward contracts to hedge a portion of its future foreign denominated receipts and expenditures and to manage foreign exchange exposure on debt not designated as a net investment hedge, and cross-currency swaps to manage foreign exchange exposures on foreign denominated debt.

As at	March 31, 2012			Dec. 31, 2011
Notional amount sold	Notional amount purchased	Fair value liability	Maturity	Notional amount sold	Notional amount purchased	Fair value liability	Maturity
Foreign Exchange Forward Contracts - receipts/expenditures
CAD256	USD239	(10)	2012-2017	CAD250	USD233	(8)	2012-2017
USD8	CAD8	-	2012	USD8	CAD8	-	2012
CAD90	EUR65	(3)	2012	CAD103	EUR74	(6)	2012

Foreign Exchange Forward Contracts - foreign denominated debt
CAD312	USD300	(12)	2012	CAD312	USD300	(5)	2012
CAD314	USD300	(10)	2013	CAD314	USD300	(5)	2013

Cross-Currency Swaps - foreign denominated debt
CAD530	USD500	(27)	2015	CAD530	USD500	(22)	2015

iii.  Interest Rate Risk Management

The Corporation has outstanding forward start interest rate swaps with fixed rates ranging from 2.75 per cent to 3.43 per cent.  Forward start interest rate swaps are used to offset the variability in cash flows resulting from anticipated issuances of long-term debt.

As at	March 31, 2012		Dec. 31, 2011
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
USD300	(20)	2012	USD300	(25)	2012

iv.  Cash Flow Hedge Impacts

The following tables summarize the impacts of cash flow hedges:
3 months ended March 31, 2012
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) recognized in earnings
Commodity contracts	5	Revenue	16	Revenue	(75)
Foreign exchange forwards on project hedges	(2)	Property, plant, and equipment	1	Foreign exchange (gain) loss	-
Foreign exchange forwards on U.S. debt hedges	(11)	Foreign exchange (gain) loss	-	Foreign exchange (gain) loss	-
Cross-currency swaps	(5)	Foreign exchange (gain) loss	33	Foreign exchange (gain) loss	-
Forward start interest rate swaps	5	Interest expense	-	Interest expense	-
OCI impact	(8)	OCI impact	50	Net earnings impact	(75)

3 months ended March 31, 2011
		Effective portion		Ineffective portion
Derivatives in cash flow hedging relationships	Pre-tax gain (loss) recognized in OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) loss reclassified from OCI	Location of (gain) loss reclassified from OCI	Pre-tax (gain) recognized in earnings
Commodity contracts	(36)	Revenue	(38)	Revenue	(204)
Foreign exchange forwards on project hedges	(3)	Property, plant, and equipment	-	Property, plant, and equipment	-
Foreign exchange forwards on U.S. debt hedges	(18)	Foreign exchange (gain) loss	33	Foreign exchange (gain) loss	-
Cross-currency swaps	(14)	Foreign exchange (gain) loss	-	Foreign exchange (gain) loss	-
OCI impact	(71)	OCI impact	(5)	Net earnings impact	(204)

Over the next 12 months, the Corporation estimates that $7 million of after-tax losses will be reclassified from AOCI to net earnings.  These estimates assume constant gas and power prices, interest rates, and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors.   In addition, it is the Corporation’s intent to settle a substantial portion of the cash flow hedges by physical delivery of the underlying commodity, resulting in gross settlement at the contract price.

c.  Fair Value Hedges

i.  Interest Rate Risk Management

The Corporation has converted a portion of its fixed interest rate debt with a rate of 6.65 per cent, to floating rate debt through interest rate swaps as outlined below:

As at	March 31, 2012		Dec. 31, 2011
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset	Maturity
USD150	24	2018	USD150	25	2018

Including the interest rate swaps above, 24 per cent of the Corporation’s debt is subject to floating interest rates
(Dec. 31, 2011 - 23 per cent).

ii.  Fair Value Hedge Impacts

The net impact of the ineffective portion of fair value hedges recognized in net interest expense in the Condensed Consolidated Statements of Earnings for the three months ended March 31, 2012 was nil (March 31, 2011 - nil).

II.  Non-Hedges

The Corporation enters into various derivative transactions that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting.  As a result, the related assets and liabilities are classified as held for trading.  The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in earnings in the period the change occurs.

a.  Energy Trading Risk Management Non-hedge Derivatives

As at	March 31, 2012		Dec. 31, 2011
Type (Thousands)	Notional amount sold	Notional amount purchased	Notional amount sold	Notional amount purchased
Electricity (MWh)	70,292	59,617	56,374	47,133
Natural gas (GJ)	1,134,984	1,115,906	1,007,959	1,030,710
Transmission (MWh)	-	2,867	-	2,908
Oil (gallons)	-	9,576	-	6,552

b.  Other Non-hedge Derivatives

As at	March 31, 2012			Dec. 31, 2011
Notional amount sold	Notional amount purchased	Fair value liability	Maturity	Notional amount sold	Notional amount purchased	Fair value liability	Maturity
Foreign Exchange Forward Contracts
CAD41	AUD39	(1)	2012	CAD37	AUD36	-	2012
CAD19	USD18	(1)	2012	CAD19	USD19	-	2012

c.  Total Return Swaps

The Corporation also has certain compensation and deferred share unit programs, the values of which depend on the common share price of the Corporation.  The Corporation has fixed a portion of the settlement cost of these programs by entering into a total return swap for which hedge accounting has not been applied.  The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price of the Corporation’s common shares at the end of each quarter.

d.  Non-Hedge Impacts

For the three months ended March 31, 2012, the Corporation recognized a net unrealized gain of $4 million (March 31, 2011 - gain of $5 million) related to commodity derivatives.

For the three months ended March 31, 2012, a gain of nil (March 31, 2011 - $4 million loss) related to foreign exchange derivatives was recognized and comprised of a net unrealized loss of $1 million (March 31, 2011 - $3 million gain) and a net realized gain of
$1 million (March 31, 2011 - $7 million loss).

B.  Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of risks arising from financial instruments, which are also more fully discussed in Note 14(B) of the 2011 annual consolidated financial statements.

I.  Market Risk

a.  Commodity Price Risk

i.  Commodity Price Risk – Proprietary Trading

The Corporation’s Energy Trading segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.  Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with trading positions.  VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations.  VaR is estimated using the historical variance/covariance approach.

VaR at March 31, 2012 associated with the Corporation’s proprietary energy trading activities was $5 million
(Dec. 31, 2011 - $5 million).

ii.  Commodity Price Risk - Generation

The Generation segment utilizes various commodity contracts to manage the commodity price risk associated with its electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate.  VaR at March 31, 2012 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $5 million (Dec. 31, 2011 - $5 million).  VaR at March 31, 2012 associated with positions and economic hedges that do not meet hedge accounting requirements was
$7 million (Dec. 31, 2011 - $9 million).

b.  Interest Rate Risk

Interest rate risk arises as the fair value or future cash flows of a financial instrument can fluctuate due to changes in market interest rates.

The possible effect on net earnings and Other Comprehensive Income (“OCI”), due to changes in market interest rates affecting the Corporation’s floating rate debt, interest-bearing assets, and interest rate derivatives, outstanding as at the date of the Statement of Financial Position, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a 50 basis point increase or decrease is a reasonable potential change in market interest rates over the next quarter.

	3 months ended March 31
	2012		2011
	Net earnings increase(1)	OCI loss(1)	Net earnings increase(1)	OCI loss(1)
50 basis point change	1	(5)	1	-

(1) This calculation assumes a decrease in market interest rates. An increase would have the opposite effect.

c.  Currency Rate Risk

The Corporation has exposure to various currencies, such as the Euro, and the U.S. and Australian dollars, as a result of investments and operations in foreign jurisdictions, the net earnings from those operations, and the acquisition of equipment and services from foreign suppliers.

The possible effect on net earnings and OCI due to changes in foreign exchange rates associated with financial instruments outstanding as at the date of the Statement of Financial Position, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a six cent (March 31, 2011 - six cent ) increase or decrease in these currencies relative to the Canadian dollar is a reasonable potential change over the next quarter, and is limited to the risks that arise on financial instruments denominated in currencies other than the functional currency.

	3 months ended March 31
	2012		2011
Currency	Net earnings decrease(1)	OCI gain(1), (2)	Net earnings decrease(1)	OCI gain(1), (2)
USD	(1)	11	(1)	9
AUD	(1)	-	(1)	-
EUR	-	3	-	-
Total	(2)	14	(2)	9
(1) These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect.
(2) The foreign exchange impact related to financial instruments designated as hedging instruments in net investment hedges has been excluded.

II.  Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

At March 31, 2012, TransAlta had one counterparty whose net settlement position accounted for greater than 10 per cent of the total trade receivables outstanding.  The Corporation has evaluated the risk of default related to this counterparty to be minimal.

The Corporation’s maximum exposure to credit risk at March 31, 2012, without taking into account collateral held or right of set-off, is represented by the carrying amounts of accounts receivable and risk management assets as per the Condensed Consolidated Statements of Financial Position.  Letters of credit and cash are the primary types of collateral held as security related to these amounts.  The maximum credit exposure to any one counterparty for commodity trading operations and hedging, excluding the California market receivables (Refer to Note 32 of the 2011 annual consolidated financial statements) and including the fair value of open trading positions, net of any collateral held, at March 31, 2012 was $47 million (Dec. 31, 2011 - $38 million).

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties.  The following table outlines the distribution, by credit rating, of financial assets as at March 31, 2012:

(Per cent)	Investment grade	Non-investment grade	Total
Accounts receivable	96	4	100
Risk management assets	97	3	100

III.  Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:
	2012	2013	2014	2015	2016	2017 and thereafter	Total
Accounts payable and accrued liabilities	362	-	-	-	-	-	362
Collateral received	16	-	-	-	-	-	16
Short-term debt	3	-	-	-	-	-	3
Debt(1)	307	610	209	1,193	29	1,662	4,010
Energy trading risk management (assets) liabilities	(190)	(39)	(18)	12	10	25	(200)
Other risk management (assets) liabilities	39	13	2	29	2	(24)	61
Interest on long-term debt	150	189	163	124	110	825	1,561
Dividends payable	66	-	-	-	-	-	66
Total	753	773	356	1,358	151	2,488	5,879
(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature in 2012 and 2016.

C.  Collateral

I.  Financial Assets Provided as Collateral

At March 31, 2012, the Corporation provided $51 million (Dec. 31, 2011 - $45 million) in cash as collateral to regulated clearing agents as security for commodity trading activities.  These funds are held in segregated accounts by the clearing agents.

II.  Financial Assets Held as Collateral

At March 31, 2012, the Corporation received $16 million (Dec. 31, 2011 - $16 million) in cash collateral associated with counterparty obligations.

III.  Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.  If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2012, the Corporation had posted collateral of $35 million (Dec. 31, 2011 - $62 million) in the form of letters of credit, on derivative instruments in a net liability position.  Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $89 million of collateral to its counterparties based upon the value of the derivatives at March 31, 2012.

11.  INVENTORY

Inventory held in the normal course of business includes coal, emission credits, and natural gas, and is valued at the lower of cost and net realizable value. Inventory held for Energy Trading, which also includes natural gas, is valued at fair value less costs to sell.

The classifications are as follows:
As at	March 31, 2012	Dec. 31, 2011
Coal	82	78
Natural gas	4	5
Purchased emission credits	-	2
Total	86	85

For the three months ended March 31, 2012, coal inventory at the Corporation’s Centralia plant was written down by $34 million to its net realizable value.

12.  INCOME TAXES RECEIVABLE

In 2008, the Corporation was reassessed by taxation authorities in Canada relating to the sale of its previously operated Transmission Business, requiring the Corporation to pay $49 million in taxes and interest.  The Corporation challenged this reassessment.  During 2010, a decision from the Tax Court of Canada was received that allowed for the recovery of $38 million of the previously paid taxes and interest.  TransAlta filed an appeal with the Federal Court in 2010 to pursue the remaining $11 million.  The appeal decision from the Federal Court was received on Jan. 20, 2012, and the ruling was in TransAlta’s favour.  The Crown had 60 days from the date of judgment to appeal the decision.  No appeal was filed by the Crown, and TransAlta expects to receive $11 million in 2012.

13.  LONG-TERM RECEIVABLE

In 2011, TransAlta had net collateral of approximately $36 million with MF Global Inc. at the time a trustee has been appointed to take control of, and liquidate the assets of MF Global Inc. and return client collateral.  Due to the uncertainty of collection, TransAlta recognized an $18 million reserve in 2011 against the collateral that had been posted with MF Global Inc.

14.  PROPERTY, PLANT, AND EQUIPMENT

A reconciliation of the changes in the carrying amount of property, plant, and equipment (“PP&E”) is as follows:
	Land	Thermal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other	Total
As at Dec. 31, 2011	74	3,153	1,041	2,057	534	196	216	7,271
Additions	-	(1)	-	-	-	132	6	137
Depreciation	-	(68)	(23)	(22)	(10)	-	(3)	(126)
Revisions and additions to decommissioning and estoration costs	-	-	-	(1)	-	-	-	(1)
Retirement of assets	-	(5)	-	-	-	-	-	(5)
Change in foreign exchange rates	-	(15)	-	-	-	-	(1)	(16)
Transfers	-	96	-	18	6	(131)	8	(3)
As at March 31, 2012	74	3,160	1,018	2,052	530	197	226	7,257

During the three months ended March 31, 2012, the Corporation capitalized a nominal amount (March 31, 2011 - $11 million) of interest to PP&E at a weighted average rate of 5.38 per cent (March 31, 2011 - 5.11 per cent).

15.  OTHER ASSETS

The components of other assets are as follows:
As at	March 31, 2012	Dec. 31, 2011
Deferred license fees	22	22
Project development costs	34	33
Deferred service costs	18	18
Keephills 3 transmission deposit	7	8
Other	8	9
Total other assets	89	90

16.  DECOMMISSIONING AND OTHER PROVISIONS

The change in decommissioning and other provision balances is outlined below:

	Decommissioning and restoration	Other	Total
Balance, Dec. 31, 2011	301	81	382
Liabilities incurred in period	1	10	11
Liabilities settled in period	(6)	-	(6)
Accretion	4	-	4
Revisions in estimated cash flows	1	2	3
Revisions in discount rates	(2)	-	(2)
Reversals	-	(2)	(2)
Change in foreign exchange rates	(2)	-	(2)
	297	91	388
Less: current portion	26	85	111
Balance, March 31, 2012	271	6	277

17.  LONG-TERM DEBT

The amounts outstanding are as follows:

As at	March 31, 2012			Dec. 31, 2011
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	836	836	2.1%	806	806	2.1%
Debentures	835	851	6.6%	833	851	6.6%
Senior notes(3)	1,937	1,900	6.0%	1,979	1,940	6.0%
Non-recourse(4)	374	381	5.9%	375	382	5.9%
Other	42	42	6.6%	44	44	6.6%
	4,024	4,010		4,037	4,023
Less: recourse current portion	(308)	(308)		(314)	(314)
Less: non-recourse current portion	(2)	(2)		(2)	(2)
Total long-term debt	3,714	3,700		3,721	3,707
(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities. Includes U.S.$300 million at March 31, 2012 (U.S.$306 million - Dec. 31, 2011).
(3) U.S. face value at March 31, 2012 - U.S.$1,900 million, Dec. 31, 2011 - U.S.$1,900 million.
(4) Includes U.S.$20 million at March 31, 2012 (Dec. 31, 2011 - U.S.$20 million).

TransAlta has a total of $2.0 billion (Dec. 31, 2011 - $2.0 billion) of committed credit facilities, of which $0.9 billion
(Dec. 31, 2011 - $0.9 billion) is not drawn, and is available as of March 31, 2012, subject to customary borrowing conditions. In addition to the $0.9 billion available under the credit facilities, TransAlta also has $31 million of cash available.

In April 2012, the Corporation completed a renewal of its $1.5 billion committed syndicated credit facility, and extended the maturity from 2015 to 2016.

18.  DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

The components of deferred credits and other long-term liabilities are as follows:

As at	March 31, 2012	Dec. 31, 2011
Deferred coal revenues	52	52
Present value of defined employee benefits obligation	202	190
Long-term incentive accruals	10	18
Other	20	21
Total deferred credits and other long-term liabilities	284	281

Deferred coal revenues consist of payments received from Keephills 3 Limited Partnership for future coal deliveries.  Since commercial operations of Keephills Unit 3 began on Sept. 1, 2011, these amounts are being amortized into revenue over the life of the coal supply agreement.

19.  COMMON SHARES

A.  Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At March 31, 2012, the Corporation had 224.6 million (Dec. 31, 2011 - 223.6 million) common shares issued and outstanding.  During the three months ended March 31, 2012, 1.0 million (March 31, 2011 - 0.8 million) common shares were issued under the Dividend Reinvestment and Share Purchase (“DRASP”) plan for $20 million (March 31, 2011 - $17 million), and nil (March 31, 2011 - 0.1 million) common shares were issued for cash proceeds of nil (March 31, 2011 - $1 million).

B.  Stock Options

At March 31, 2012 the Corporation had 1.6 million outstanding employee stock options (Dec. 31, 2011 - 1.7 million).  During the three months ended March 31, 2012, 0.1 million options expired, or were exercised or cancelled (March 31, 2011 - a nominal number).

For the three months ended March 31, 2012, stock based compensation expense related to stock options recorded in operations, maintenance, and administration expense was a nominal amount (March 31, 2011 - $1 million).

C.  Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan

During the three months ended March 31, 2012, the Corporation issued 1.0 million (March 31, 2011 - 0.8 million) common shares under the provision of the DRASP plan for $20 million (March 31, 2011 - $17 million).  During February 2012, the Corporation amended the DRASP plan, which is now called the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (“the Plan”), and is more fully discussed in Note 24(C) of the most recent annual consolidated financial statements.  Under the Plan, 66 per cent of shareholders elected to participate in the dividend reinvestment for the dividend that was payable on April 1, 2012.

D.  Dividends

The following tables summarize the common share dividends declared in 2011 and 2012:

Date declared	Payment date	Dividend per share ($)	Dividends payable as at March 31, 2012	Total dividends	Dividends paid in cash	Dividends paid in shares under the Plan
Jan. 25, 2012	Apr. 1, 2012	0.29	66	65	47	18
Total		0.29	66	65

Date declared	Payment date	Dividend per share ($)	Dividends payable as at Dec. 31, 2011	Total dividends	Dividends paid in cash	Dividends paid in shares under the Plan
Apr. 28, 2011	July 1, 2011	0.29	-	64	48	16
July 27, 2011	Oct. 1, 2011	0.29	-	65	48	17
Oct. 27, 2011	Jan. 1, 2012	0.29	66	65	45	20
Total		0.87	66	194

There have been no other transactions involving common shares between the reporting date and the date of completion of these condensed consolidated financial statements.

20.  PREFERRED SHARES

A.  Issued and Outstanding

TransAlta is authorized to issue an unlimited number of first preferred shares, and the Board of Directors is authorized to determine the rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations. At March 31, 2012, the Corporation had 12.0 million Series A (Dec. 31, 2011 - 12.0 million), and 11.0 million Series C (Dec. 31, 2011 - 11.0 million), Cumulative Rate Reset First Preferred shares, respectively, issued and outstanding.

B.  Dividends

The following tables summarize the preferred share dividends declared in 2011 and 2012:

Series A Cumulative Redeemable Rate Reset First Preferred Shares:

Date declared	Payment date	Dividend per share ($)	Dividends payable as at March 31, 2012	Total dividends
Jan. 25, 2012	March 31, 2012	0.2875	-	3

Date declared	Payment date	Dividend per share ($)	Dividends payable as at Dec. 31, 2011	Total dividends
Apr. 28, 2011	June 30, 2011	0.2875	-	3
July 27, 2011	Sept. 30, 2011	0.2875	-	4
Oct. 27, 2011	Dec. 31, 2011	0.2875	-	4
Total		0.8625	-	11

Series C Cumulative Redeemable Rate Reset First Preferred Shares:

Date declared	Payment date	Dividend per share (1) ($)	Dividends payable as at March 31, 2012	Total dividends
Jan. 25, 2012	March 31, 2012	0.3844	-	4
(1) Includes dividends of $0.0969 per share for the period from Nov. 29, 2011 to Dec. 31, 2011.

21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of, and changes in, AOCI are presented below:
	2012	2011

Currency translation adjustment
Opening balance	(28)	(27)
Losses on translating net assets of foreign operations	(32)	(49)
Gains on financial instruments designated as hedges of foreign operations(1)	21	33
Balance, March 31	(39)	(43)

Cash flow hedges
Opening balance	(28)	232
Losses on derivatives designated as cash flow hedges, net of tax(2)	(2)	(62)
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(3)	(9)	(132)
Reclassification of losses on derivatives designated as cash flow hedges to non-financial assets, net of tax(4)	1	-
Balance, March 31	(38)	38

Employee future benefits
Opening balance	(46)	(20)
Net actuarial losses (gains) on defined benefit plans, net of tax(5)	(10)	1
Balance, March 31	(56)	(19)
Accumulated other comprehensive loss	(133)	(24)

(1) Net of income tax expense of 3 for the three months ended March 31, 2012 (2011 - 4 expense).
(2) Net of income tax expense of 1 for the three months ended March 31, 2012 (2011 - 13 recovery).
(3) Net of income taxes of nil for the three months ended March 31, 2012 (2011 - nil).
(4) Net of income tax expense of 17 for the three months ended March 31, 2012 (2011 - 77 expense).
(5) Net of income tax recovery of 3 for the three months ended March 31, 2012 (2011 - 1 expense).

22.  CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage.  There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta.

23.  GUARANTEES – LETTERS OF CREDIT

Letters of credit are issued to counterparties under various contractual arrangements with the Corporation and certain subsidiaries of the Corporation.  If the Corporation or its subsidiary does not perform under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued.  Any amounts owed by the Corporation or its subsidiaries are reflected in the Consolidated Statements of Financial Position.  All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.  The total outstanding letters of credit as at March 31, 2011 was $280 million (Dec. 31, 2011 - $328 million) with no (Dec. 31, 2011 - nil) amounts exercised by third parties under these arrangements.

24.  SEGMENT DISCLOSURES

A.  Reported Segment Earnings

Each business segment assumes responsibility for its operating results to operating income.

3 months ended March 31, 2012	Generation	Energy Trading	Corporate	Total
Revenues	639	17	-	656
Fuel and purchased power	187	-	-	187
Gross margin	452	17	-	469
Operations, maintenance and administration	98	7	22	127
Depreciation and amortization	124	-	5	129
Inventory writedown	34	-	-	34
Taxes, other than income taxes	7	-	-	7
Intersegment cost allocation	3	(3)	-	-
Operating income	186	13	(27)	172
Finance lease income	2	-	-	2
Gain on sale of facilities				3
Foreign exchange loss				(6)
Net interest expense				(60)
Earnings before income taxes				111

3 months ended March 31, 2011	Generation	Energy Trading	Corporate	Total
Revenues	803	15	-	818
Fuel and purchased power	210	-	-	210
Gross margin	593	15	-	608
Operations, maintenance and administration	100	5	23	128
Depreciation and amortization	109	-	5	114
Taxes, other than income taxes	7	-	-	7
Intersegment cost allocation	2	(2)	-	-
Operating income	375	12	(28)	359
Finance lease income	2	-	-	2
Foreign exchange gain				1
Net interest expense				(49)
Earnings before income taxes				313

Included in the Generation Segment results for the three months ended March 31, 2012 is $7 million (March 31, 2011 - $6 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind and hydro projects.

B.  Selected Condensed Consolidated Statements of Financial Position Information

Total segment assets	Generation	Energy Trading	Corporate	Total
March 31, 2012	8,931	343	349	9,623
Dec. 31, 2011	8,983	394	359	9,736

C. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended March 31
	2012	2011
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	129	114
Depreciation included in fuel and purchased power	10	9
Other	1	4
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	140	127

25.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	3 months ended March 31
	2012	2011
Source (use) of cash:
Accounts receivable	104	109
Prepaid expenses	(15)	(13)
Income taxes receivable	(14)	6
Inventory	(2)	(33)
Accounts payable and accrued liabilities	(90)	(133)
Decommissioning and other provisions	12	6
Income taxes payable	(1)	-
Change in non-cash operating working capital	(6)	(58)

26.  SUBSEQUENT EVENTS

On April 26, 2012, Project Pioneer’s industry partners announced they will not proceed with the joint carbon capture and storage (“CCS”) project. Project Pioneer was a joint effort by TransAlta, Capital Power, Enbridge Inc., and the federal and provincial governments to demonstrate the commercial-scale viability of CCS technology.

The first step of the project was to prove the technical and economic feasibility of CCS through a front end engineering and design (“FEED”) study before making any major capital commitments.  Following the conclusion of the FEED study, the industry partners determined that although the technology works and capital costs were in-line with expectations, the revenue from carbon sales and the price of emissions reductions were insufficient to allow the project to proceed at this time.